EXHIBIT 12.1

MURPHY OIL CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

(THOUSANDS OF DOLLARS)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Income from continuing operations before income taxes	$2,818,551	1,237,232	1,038,398	1,385,115	810,812
Distributions (less than) greater than equity in earnings of affiliates	1,012	294	(4,065)	(5,514)	(4,225)
Previously capitalized interest charged to earnings during period	21,898	14,585	11,741	15,564	14,065
Interest and expense on indebtedness	43,679	25,612	9,476	8,765	34,064
Interest portion of rentals*	29,174	13,554	14,021	9,397	7,908

Earnings before provision for taxes and fixed charges	$2,914,314	1,291,277	1,069,571	1,413,327	862,624

Interest and expense on indebtedness, excluding capitalized interest	$43,679	25,612	9,476	8,765	34,064
Capitalized interest	31,459	49,881	43,073	38,539	22,160
Interest portion of rentals*	29,174	13,554	14,021	9,397	7,908

Total fixed charges	$104,312	89,047	66,570	56,701	64,132

Ratio of earnings to fixed charges	27.9	14.5	16.1	24.9	13.5

*	Calculated as one-third of rentals, which is considered a reasonable approximation of interest factor.

Ex. 12-1